Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136

             NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
                           AUSTRALIA, CANADA OR JAPAN

                                                                 21 January 2002

                              CARNIVAL CORPORATION
--------------------------------------------------------------------------------
                      RESPONSE TO P&O PRINCESS CRUISES PLC

Carnival notes today's announcement by P&O Princess that it has rejected Carnival's latest proposal and, once again, has refused to enter into a dialogue with Carnival.

MICKY ARISON, CHAIRMAN AND CEO OF CARNIVAL, COMMENTED:

"I AM NOT SURPRISED BY P&O PRINCESS' RESPONSE, BUT I AM TERRIBLY DISAPPOINTED THAT THE BOARD OF P&O PRINCESS IS SO OPPOSED TO THE CARNIVAL PROPOSAL THAT ITS CHIEF EXECUTIVE CAN STATE THAT HE WOULD NOT TALK TO US EVEN IF WE FURTHER INCREASED OUR ALREADY SUPERIOR PROPOSAL. I BELIEVE THAT THE BOARD NEVER HAD ANY INTENTION OF TALKING TO US, REGARDLESS OF WHAT WE OFFERED, AND IS MERELY CONTINUING TO HIDE BEHIND THEIR AGREEMENT WITH ROYAL CARIBBEAN. WE HAVE ACTED IN GOOD FAITH; P&O PRINCESS SHAREHOLDERS WILL ULTIMATELY DETERMINE WHETHER THEIR BOARD HAS ACTED IN THEIR BEST INTERESTS. SINCE THE P&O PRINCESS BOARD WILL NOT DISCUSS OUR SUPERIOR PROPOSAL, WE WILL TAKE IT DIRECTLY TO THEIR SHAREHOLDERS."

Carnival has consistently tried to ensure that P&O Princess Shareholders are given the opportunity to judge both the Carnival Offer and the Royal Caribbean Proposal on a level playing field. Carnival met the artificial deadline set by P&O Princess to put forward a revised proposal and by submitting such a clearly superior proposal had hoped to enter into discussions with the board of P&O Princess to the benefit of P&O Princess Shareholders. Once again, Carnival has been rebuffed. Carnival believes that by refusing to meet with Carnival to discuss this latest proposal, the board of P&O Princess is once again refusing to act in the best interests of P&O Princess Shareholders.

Carnival believes that its proposal, as outlined in its announcement dated 17 January 2002, is a financially superior and deliverable proposal. At the current value of 500 pence per P&O Princess Share, Carnival's proposal represents a 45.8 per cent. premium to the look through P&O Princess Share price of 343 pence implied by the "nil-premium" Royal Caribbean Proposal.

As set out in its previous announcements, Carnival has been advised that there is no material difference between the regulatory clearances attaching to its Offer and to that of the Royal Caribbean Proposal. Carnival is fully committed to pursuing a transaction with P&O Princess and has, contrary to the assertion by the board of P&O Princess, clearly set out its strategic rationale for a combination with P&O Princess.

Carnival continues to believe that P&O Princess Shareholders should have the opportunity to consider both proposals side by side, on their strategic and economic merits, once the regulatory outcome of both proposals is known. Carnival is concerned that P&O Princess Shareholders have not yet received absolute clarity from their board as to their ability to adjourn the EGM on 14 February 2002. Carnival has been advised that any such adjournment, if proposed by P&O Princess Shareholders, does not entitle Royal Caribbean to abandon its proposal unless Royal Caribbean is prepared to pay at least $62.5 million to P&O Princess. P&O Princess should therefore advise its shareholders whether, if P&O Princess Shareholders themselves propose and pass a resolution to adjourn the EGM, that would be a breach of the agreement with Royal Caribbean and/or would entitle Royal Caribbean to walk away.

Given the apparent refusal of the board of P&O Princess to consider Carnival's latest proposal seriously, Carnival intends to take its case directly to P&O Princess Shareholders and will be writing to them directly in due course.

Until such time, P&O Princess Shareholders should continue to pressurise the board of P&O Princess to enter into talks with Carnival and should wait until the EGM on 14 February 2002 before making a final decision on these issues. Accordingly, Carnival strongly urges P&O Princess Shareholders not to return the P&O Princess form of proxy and to vote to adjourn the 14 February 2002 EGM or, failing such adjournment being achieved, to vote against the existing DLC proposal with Royal Caribbean.

ENQUIRIES:

CARNIVAL                                Telephone: +1 305 599 2600
Micky Arison
Howard Frank

MERRILL LYNCH                           Telephone: +44 20 7628 1000
Philip Yates
James Agnew
Stuart Faulkner

UBS WARBURG                             Telephone: +44 20 7567 8000
Tom Cooper
Alistair Defriez

FINANCIAL DYNAMICS                      Telephone: +44 20 7831 3113
Nic Bennett
Scott Fulton


Terms used in this announcement have the same meaning as in the Announcement dated 16 December 2001.

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Offer.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of one per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provision of Rule 8 of the City Code to notify the London Stock Exchange and the Panel of every dealing in such securities during the period from the date of the Announcement until the first closing date of the Offer or, if later, the date on which the Offer becomes, or is declared, unconditional as to acceptances or lapses.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057) and to the Panel (fax number: +44 20 7256 9386).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; Carnival's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to Carnival.

Carnival cautions the reader that these risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF THE OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.


                                    APPENDIX

                        BASES AND SOURCES OF INFORMATION

GENERAL

Unless otherwise stated:

(i) Information relating to Carnival has been extracted from the relevant published audited SEC filings of Carnival;

(ii) Information relating to P&O Princess has been extracted from the relevant financial reports and accounts of P&O Princess;

(iii) Information relating to Royal Caribbean has been extracted from the relevant SEC filings of Royal Caribbean;

(iv) Information relating to the Royal Caribbean Proposal is based upon the information contained in the DLC Announcement and related documents;

(v) Share prices for P&O Princess, Carnival and Royal Caribbean are taken from Bloomberg; and

(vi) The (pound)1:$1.4383 exchange rate used throughout this announcement is taken from Bloomberg.